FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of February 2009

National Bank of Greece S.A.

(Translation of registrant’s name into English)

86 Eolou Street, 10232 Athens, Greece

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)

Form 20-F         ☒          Form 40-F         ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes        ☐       No        ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    ]

NATIONAL BANK OF GREECE

ANNOUNCEMENT

Treasury share buy-back programme

National Bank of Greece S.A. announces the following:

Pursuant to the approval of NBG’s treasury share buy-back programme (as per Article 16, par. 5 et seq. of Companies Act 2190/1920) by the Ordinary General Meeting of its Shareholders of 17 April 2008, NBG has the option to purchase own shares up to 10% of its total shares at a minimum purchase price of €5 and a maximum purchase price of €60 per share from 25 May 2008 until 24 May 2009.

NBG intends to purchase up to 20,000,000 own shares from 9 February 2009 through 24 May 2009 at a minimum price of €5 and a maximum price of €60 per share by BoD resolution of 29 January 2009 pursuant to the GM resolution.

Investors are reminded that the implementation of treasury share buy-back programmes is optional by law.

Athens, 4 February 2009

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Bank of Greece S.A.

/s/ Ioannis Pehlivanidis

(Registrant)

Date : 6th	February, 2009

Vice Chairman - Deputy Chief Executive Officer